Exhibit 99.3

James Hardie Industries plc
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland
T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

26 June 2014

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

The 2014 Annual General Meeting of James Hardie Industries plc (James Hardie) will be held on Friday, 15 August 2014 in James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland at 7:00am (Dublin time) and simultaneously via teleconference.

Security holders wishing to place an item on the agenda of the AGM must submit a request in accordance with Article 53(b) by either:

—	Delivering a hard copy of the request to James Hardie’s registered office:

Second Floor, Europa House

Harcourt Centre, Harcourt Street

Dublin 2, Ireland; or

—	Emailing a soft copy of the request to:

investor.relations@jameshardie.com.au.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Harrison (USA), Alison Littley (UK),

James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719